

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2014

<u>Via E-mail</u>
Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport Center Drive
Newport Beach, California 92660

    Re: Acacia Research Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 3, 2014
              File No. 000-26068

Dear Mr. Haynes:

We have reviewed your letter dated April 3, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 20, 2014.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.</u>

<u>Critical Accounting Policies</u>

<u>Valuation of Long-lived and Intangible Assets, page 33</u>

1.   Please provide us with the list of your largest patent portfolios acquired prior to 2011, representing more than 20% of your total patents carrying value as of December 31, 2013. Please also provide us with the acquisition dates, acquisition costs, and annual revenues generated from each of the patents for each of the three years ended December 31, 2013.

2.   Please tell us what percentage of the total patent carrying value as of December 31, 2013 represents patent portfolios that have not generated revenue to date. Please provide us with total acquisition costs for these portfolios by year.

3.   Your response to comment 1 indicates that you use the "Income Approach" in estimating the fair value of the patent portfolios. Please tell us the events or changes in circumstances which have affected the assumptions you used in the Income Approach. For those that you have recorded impairment charges, please tell us the average time period between the occurrence of an event (or change in circumstances) and the recording of an impairment charge.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

                                                Sincerely,

                                                /s/ Patrick Gilmore

                                                Patrick Gilmore
                                                Accounting Branch Chief